State of Delaware

Certificate of Incorporation

Elysian Spa, Inc.

FIRST: The name of this corporation is:

Elysian Spa, Inc.

SECOND: The name and address of the Corporation’s Registered Agent is:

Corporate Creations Network Inc.
1308 Delaware Avenue
Wilmington, DE 19806
New Castle County

THIRD: The purpose of the corporation is to conduct or promote any lawful business or purposes.

FOURTH: The Corporation shall have the authority to issue 500,000,000 shares of common stock, par value .0001 per share.

FIFTH: The directors shall be protected from personal liability to the fullest extent permitted by law.

SIXTH: The name and address of the incorporator is:

Corporate Creations International Inc.
941 Fourth Street
Miami Beach, FL 33139

SEVENTH: This Certificate of Incorporation shall become effective on April 6, 2005.

/s/ Dawn Stoutt

CORPORATE CREATIONS INTERNATIONAL INC.

Dawn Stoutt Assistant Secretary